UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NUMBER 2 TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TEMPLE-INLAND INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	75-1903917
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

1300 MoPac Expressway South, Austin, Texas 78746

(Address of Principal Executive Offices, including Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [x]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file numbers to which this form relates: not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share	New York Stock Exchange
Purchase Rights	Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

        On February 5, 1999, the Board of Directors of Temple-Inland Inc., a Delaware corporation (the “Company”), authorized and granted to each holder of a share of the common stock, par value $1.00 per share, of the Company (the “Common Stock”) outstanding at the close of business on February 20, 1999 (the “Record Date”), one-half of a right (the “Rights”) for each share of Common Stock held as of the Record Date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”), at a price of $200 (the “Purchase Price”), subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 20, 1999 (the “Rights Agreement”), between the Company and Equiserve Trust Company, N.A. (f/k/a First Chicago Trust Company of New York), as Rights Agent.

        On February 4, 2005, the Board of Directors declared a two-for-one stock split (the “Stock Split”) of the Company’s Common Stock in the form of a stock dividend of one share of Common Stock for every share of Common Stock issued and outstanding, to be payable on April 1, 2005 to holders of record of the Common Stock at the close of business on March 1, 2005. In accordance with Section 11(p) of the Rights Agreement and in connection with the Stock Split, effective on the date of the distribution of the Stock Split, the Rights will be automatically adjusted so that each outstanding share of Common Stock (including shares issued pursuant to the Stock Split) will be accompanied by one-quarter of one Right (subject to future adjustment).

        Also in connection with the Stock Split, if the Current Market Price per share of Preferred Stock cannot be otherwise determined in accordance with the Rights Agreement, the formula used to determine the Current Market Price per share of Preferred Stock pursuant to Section 11(d)(ii), shall be adjusted from an amount equal to 100 multiplied by the Current Market Price per share of the Common Stock to an amount equal to 200 (subject to future adjustment) multiplied by the Current Market Price per share of the Common Stock.

        Initially, the Rights attached to the certificates representing outstanding Common Stock, and no separate certificates evidencing the Rights (the “Rights Certificates”) have been distributed. Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding Common Stock (the “Stock Acquisition Date”) or (ii) ten business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 25 percent or more of the outstanding Common Stock.

        The Rights Agreement provides that, until the Distribution Date (as defined in the Rights Agreement), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with Common Stock certificates and (ii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights Associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 20, 2009, unless earlier redeemed or extended by the Company as described below.

        In the event that (i) a person or group becomes the beneficial owner of 25 percent or more of the then outstanding shares of Common Stock (other than pursuant to an offer for all outstanding shares of Common Stock that at least a majority of the members of the Board of Directors of the Company who are not officers of the Company and who are not representatives, nominees, Affiliates, or Associates of an Acquiring Person determines to be fair and otherwise in the best interests of the Company and its stockholders), (ii) the Company is the surviving corporation in a merger with an Acquiring Person, or any Associate or Affiliate thereof, and the Common Stock is not changed or exchanged, (iii) an Acquiring Person, or any Associate or Affiliate thereof, engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in the ownership interest of such Acquiring Person, or any Associate of Affiliate thereof, being increased by more that one percent (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

        For example, at an exercise price of $200 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $400 worth of Common Stock (or other consideration, as noted above), for $200. Assuming that the Common Stock had a per share value of $50 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $200.

        In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is changed or exchanged (other than a merger that follows an offer described in clause (i) of the second preceding paragraph) or (ii) more than 50 percent of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

        The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. No fractional Units will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        At any time after the date of the Rights Agreement until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. After the redemption period has expired, the Company’s right of redemption may be reinstated if, pursuant to a transaction or series of transactions not involving the Company, the beneficial ownership of an Acquiring Person is reduced to ten percent or less of the outstanding shares of Common Stock.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that a Triggering Event shall occur.

        Other than as provided in the Rights Agreement, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or in any other respect that will not adversely affect the interests of holders of Rights; provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

        The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) ten days following the Stock Acquisition Date or (ii) February 20, 2009, redeem all but not less than all the then outstanding Rights at the Redemption Price.

        The foregoing description is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits

Exhibit Number

         Description of Exhibit

1.	Form of Rights Agreement, dated as of February 20, 1999, between Temple-Inland Inc. and Equiserve Trust Company, N.A. (f/k/a First Chicago Trust Company of New York), as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) ten business days following a Stock Acquisition Date or (ii) ten business days following the commencement of a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 25 percent or more of the outstanding Common Stock. (Previously filed).

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMPLE-INLAND INC.
Date: March 25, 2005	By: /s/ Doyle R. Simons
Name: Doyle R. Simons Title: Executive Vice President

EXHIBIT INDEX

Exhibit Number

         Description of Exhibit

1.	Form of Rights Agreement, dated as of February 20, 1999, between N/A Temple-Inland Inc. and Equiserve Trust Company, N.A. (f/k/a First Chicago Trust Company of New York), as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (i) ten business days following a Stock Acquisition Date or (ii) ten business days following the commencement of a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 25 percent or more of the outstanding Common Stock. (Previously filed).